Exemption number 82-1557

BEAUFIELD CONSOLIDATED RESOURCES INC.
19 Nesbitt Street - Ottawa - Ontario K2H 8C4
P.O. Box 11385 - Station H - Ottawa - Ontario K2H 7V1
Tel: 613-721-2919 Fax: 613-828-7268
E-mail: beaufield@rogers.com

October 8, 2003

Attention: Division of Corporate Finance
Office - International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03032711

Exemption Number: 82-1557
Beaufield Consolidated Resources Inc. - Annual Meeting
Fiscal Year Ended August 31, 2003
CUSIP # 07433C-20-4

SUPPL

Please be advised that Beaufield Consolidated Resources Inc., will hold its Annual and General Meeting on December 16, 2003 and that the Record Date for Shareholders entitled to vote at the above referenced meeting has been set as November 7, 2003.

The meeting will be held at Quinn's Ale House, 1070 Bank Street, Ottawa, Ontario K1S 3X3 at 14:00 P.M. EST on December 16, 2003.

Thank you for your kind assistance.

Yours sincerely,
BEAUFIELD CONSOLIDATED RESOURCES INC.

JENS E. HANSEN, P.Eng.
President

Dlw 10/22

BEAUFIELD CONSOLIDATED RESOURCES INC.
19 Nesbitt Street - Ottawa - Ontario K2H 8C4
P.O. Box 11385 - Station H - Ottawa- Ontario K2H 7V1
Tel: 613-721-2919 Fax: 613-828-7268
E-mail: beaufield@rogers.com

October 8, 2003

NOTICE OF ANNUAL GENERAL MEETING AND RECORD DATE
(required under National Instrument 54-102)

TSX VENTURE EXCHANGE: TRADING SYMBOL: BFD

Please be advised that Beaufield Consolidated Resources Inc., will hold its Annual General Meeting of Shareholders on December 16th, 2003 and the Record Date for Shareholders entitled to vote at the above referenced meeting has been set as November 7, 2003.

The meeting will be held at Quinn's Ale House, 1070 Bank Street, Ottawa, Ontario K1S 3X3 (Tel: 613-523-2200) at 14:00 P.M. EST on December 17^{6h}, 2003.

Yours sincerely,
BEAUFIELD CONSOLIDATED RESOURCES INC.

<signed: "JENS HANSEN">
JENS E. HANSEN, P.Eng.
President